EXHIBIT 23.1


Consent of KPMG LLP, Independent Public Accountant


The Board of Directors
BioSource International, Inc.:

We consent to incorporation by reference in the registration statement (No. 33-91838) on Form S-8 of BioSource International, Inc. of our report dated February 14, 2003 relating to the consolidated balance sheets of BioSource International, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2002, and the related financial statement schedule, which report appears in the December 31, 2002 annual report on Form 10-K of BioSource International, Inc.

/S/ KPMG LLP

Los Angeles, California
March 25, 2003